Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Issuance of US$170 million of 14.0% Senior Notes Due 2024

BEIJING, Jan. 25, 2021 /PRNewswire/ -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and also in other countries, today announced the completion of its offering of US$170 million in aggregate principal amount of 14.0% senior notes due January 25, 2024 (the "Notes").

The Notes are listed on the Singapore Exchange and were issued at the price of 100%. The notes bear interest at a rate of 14.0% per annum, payable semi-annually in arrears.

The Notes are guaranteed by certain of Xinyuan's subsidiaries and secured by a pledge of the capital stock of certain of Xinyuan's subsidiaries. Xinyuan intends to use the proceeds from the Notes offering to refinance certain offshore existing indebtedness and for general corporate purposes.

The Notes were offered outside the United States pursuant to Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). The Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release does not constitute an offer to sell the Notes, nor a solicitation for an offer to purchase the Notes in the U.S. or any other jurisdiction.

About Xinyuan Real Estate

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, and Suzhou. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about anticipated use of proceeds, among others, and can generally be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2019. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.
Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

The Blueshirt Group
Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group
Ms. Julia Qian
Email: Julia@blueshirtgroup.com